Exhibit 99.3

MANAGEMENT’s REpoRT oN iNTERNAL CoNTRoL ovER FiNANCiAL REpoRTiNG

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 42 and 43 of Franco-Nevada’s Annual Report.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 22, 2017

INDEPENDENT AUDITOR’S REPORT

March 22, 2017

To the Shareholders of Franco-Nevada Corporation

We have completed integrated audits of Franco-Nevada Corporation’s and its subsidiaries’ December 31, 2016 and December 31, 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of income and comprehensive income (loss), the consolidated statements of cash flows, the consolidated statements of changes in shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation and its subsidiaries as at December 31, 2016 and

December 31, 2015 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Emphasis of matter

As discussed in Note 2(b) to the consolidated financial statements, during the year, the company changed the manner in which it presents cash flows and gains (losses) from the sale of gold bullion in 2016.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation’s and its subsidiaries’ internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 5)	$253.0	$149.2
Short-term investments (Note 6)	—	18.8
Receivables	71.1	65.1
Prepaid expenses and other (Note 7)	37.1	41.6
Current assets	361.2	274.7

Royalty, stream and working interests, net (Note 8)	3,668.3	3,257.5
Investments (Note 6)	147.4	94.8
Deferred income tax assets (Note 17)	21.3	16.1
Other assets (Note 9)	23.4	31.2
Total assets	$4,221.6	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$21.0	$18.0
Current income tax liabilities (Note 17)	16.6	2.8
Current liabilities	37.6	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities (Note 17)	37.5	33.2
Total liabilities	75.1	511.3

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	4,666.2	3,709.0
Contributed surplus	41.6	44.3
Deficit	(336.8)	(302.2)
Accumulated other comprehensive loss	(224.5)	(288.1)
Total shareholders’ equity	4,146.5	3,163.0

Total liabilities and shareholders’ equity	$4,221.6	$3,674.3

Commitments (Note 20)
Subsequent events (Notes 13 & 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 22, 2017.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	2016	2015

Revenue (Note 14)	$610.2	$443.6

Cost of sales
Costs of sales (Note 15)	105.8	93.1
Depletion and depreciation (Note 8)	273.8	216.3
Total cost of sales	379.6	309.4

Gross profit	230.6	134.2

Other operating expenses (income)
Corporate administration (Notes 16 & 18)	20.7	15.1
Business development (Note 16)	3.4	2.7
Impairment charges (Note 8(b))	67.5	62.9
Gain on sale of royalty interest (Note 8(c))	(14.1)	—
(Gain) loss on sale of gold bullion (Note 2(b))	(2.3)	2.2
Total other operating expenses (income)	75.2	82.9

Operating income	155.4	51.3

Foreign exchange gain (loss) and other income (expenses) (Notes 2(b) & 6)	0.2	(4.1)
Realized gain on investments	12.4	0.9
Impairment of investments	—	(2.0)
Income before finance items and income taxes	168.0	46.1

Finance items
Finance income	3.5	5.3
Finance expenses (Note 13)	(3.6)	(2.9)
Net income before income taxes	167.9	48.5

Income tax expense (Note 17)	45.7	23.9

Net income	$122.2	$24.6

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $5.3 (2015 - income tax recovery of $1.6) (Note 17)	52.9	(27.0)
Realized change in market value of available-for-sale investments, net of income tax expense of $1.6 (2015 - income tax recovery of $nil) (Note 6)	(10.6)	1.1
Currency translation adjustment	21.3	(163.4)
Other comprehensive income (loss)	63.6	(189.3)

Total comprehensive income (loss)	$185.8	$(164.7)

Basic earnings per share (Note 19)	$0.70	$0.16
Diluted earnings per share (Note 19)	$0.69	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2016	2015
Cash flows from operating activities
Net income	$122.2	$24.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	273.8	216.3
Non-cash costs of sales	6.5	6.6
Share-based payments	5.0	4.5
Impairment charges (Note 8)	67.5	62.9
Gain on sale of royalty interest	(14.1)	—
Unrealized foreign exchange loss	0.5	3.7
Mark-to-market on warrants	(0.4)	0.5
Gain on investments	(12.4)	(0.9)
Impairment of investments	—	2.0
Deferred income tax expense	3.5	(2.2)
Other non-cash items	(1.2)	(0.8)
Acquisition of gold bullion (Note 2(b))	(53.5)	(66.6)
Proceeds from sale of gold bullion (Note 2(b))	67.3	60.8
Operating cash flows before changes in non-cash working capital	464.7	311.4
Changes in non-cash working capital:
(Increase) decrease in receivables	(6.0)	7.0
Increase in prepaid expenses and other	(4.5)	(3.8)
Increase (decrease) in current liabilities	16.8	(0.3)
Net cash provided by operating activities (Note 2(b))	471.0	314.3

Cash flows from investing activities
Proceeds from sale of investments	28.6	25.6
Proceeds from sale of royalty interest	30.3	—
Acquisition of investments	(1.6)	(111.3)
Acquisition of royalty, stream and working interests	(744.8)	(1,016.8)
Acquisition of oil & gas well equipment	(2.1)	(3.6)
Acquisition of property and equipment	(0.2)	—
Net cash used in investing activities (Note 2(b))	(689.8)	(1,106.1)

Cash flows from financing activities
Net proceeds from issuance of common shares	883.5	—
Proceeds from draw of Credit Facility	—	480.0
Repayment of Credit Facility	(460.0)	(20.0)
Credit facility amendment costs	—	(2.3)
Payment of dividends	(118.1)	(94.1)
Proceeds from exercise of stock options	16.3	10.5
Net cash provided by financing activities	321.7	374.1
Effect of exchange rate changes on cash and cash equivalents	0.9	(25.6)
Net change in cash and cash equivalents	103.8	(443.3)
Cash and cash equivalents at beginning of year	149.2	592.5
Cash and cash equivalents at end of year	$253.0	$149.2

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$3.0	$3.0
Income taxes paid	$30.7	$27.8

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 14)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	122.2	122.2
Other comprehensive income	—	—	63.6	—	63.6
Total comprehensive income	—	—	—	—	185.8
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	21.8	(5.5)	—	—	16.3
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.8	(2.8)	—	—	—
Dividend reinvestment plan	38.7	—	—	—	38.7
Dividends declared	—	—	—	(156.8)	(156.8)
Balance at December 31, 2016	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5

Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	24.6	24.6
Other comprehensive loss	—	—	(189.3)	—	(189.3)
Total comprehensive loss	—	—	—	—	(164.7)
Exercise of stock options	15.0	(4.5)	—	—	10.5
Share-based payments	—	5.5	—	—	5.5
Vesting of restricted share units	2.2	(2.2)	—	—	—
Dividend reinvestment plan	34.9	—	—	—	34.9
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared	—	—	—	(129.0)	(129.0)
Balance at December 31, 2015	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile and Africa. At December 31, 2016, the portfolio includes approximately 338 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash and cash equivalents, available-for-sale investments and derivatives which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s). These consolidated financial statements were authorized for issuance by the Board of Directors on March 22, 2017.

(b)	Change in accounting policy for presentation of sales of gold bullion

The consolidated statementa of cash flows reflect the retrospective application of a voluntary change in accounting policy adopted in the third quarter of 2016 to classify proceeds from the sale of gold bullion as an operating activity, rather than an investing activity. IAS 7, “Statement of Cash Flows”, defines operating activities as the principal revenue-producing activities of the entity and other activities that are not investing or financing activities. The change in accounting policy was accounted for and disclosed in accordance with IAS 8, “Accounting policies, changes in accounting estimates, and errors”. For consistency, management has also classified any gains or losses that arise on the sale of gold bullion within operating income in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016, with a reclassification from “Foreign exchange gain (loss) and other income (expenses)” in the comparable year. Neither of these changes had an impact on the consolidated statement of financial position for the current or prior year.

Pursuant to certain of its royalty agreements, the Company receives gold bullion as settlement for amounts which it is due. In prior years, management had classified proceeds from the sale of such gold bullion as an investing activity based on its intention with respect to the holding period of the gold bullion. As the magnitude and frequency of trading increased over time, management determined the acquisition and subsequent sale of the gold bullion to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the holding period, to be a component of operating income and operating cash flows. Management believes this classification to be more useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

i)	The following tables outline the effects of this accounting policy change on the consolidated statements of income and comprehensive income (loss):

			2015
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Operating income	$53.5	(2.2)	$51.3
Foreign exchange gain (loss) and other income (expense)(1)	(6.3)	2.2	(4.1)
1.	Excludes gain on sale of investments of $0.9 million, presented separately.

ii)	The following table outlines the effects of this accounting policy change on the consolidated statement of cash flows:

			2015
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Net cash provided by operating activities	$253.5	60.8	$314.3
Net cash used in investing activities	(1,045.3)	(60.8)	(1,106.1)
(c)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

The principal subsidiaries of the Company and their geographic locations at December 31, 2016 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Franco-Nevada Delaware LLC	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control.  A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(d)Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and other comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss).  Acquisition costs are expensed.

(e)  Currency translation

(i)Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
•	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
•	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(f)  Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced exploration.  Exploration assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Royalty, stream and working interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(g)Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to oil & gas well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the oil & gas properties. For oil & gas well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(h)	Impairment of non-financial assets

Producing and advanced mineral, stream and oil & gas interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses are charged to the mineral, stream or oil & gas interest or working interest and any associated oil & gas well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(i)  Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt,  and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss).  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(j)  Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, relevant commodities received from the stream or working interest operators are sold to the Company’s third party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the Company’s third party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

 (k)  Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. The Company records the sales when title and risks of the delivered commodity are passed on to the Company’s third party customers.

(l)  Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(m)  Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold and/or silver for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(n)  Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(o)  Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(p)  Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(q)  Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(r)  Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(s)  Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. Based on its assessment to date, the following summarizes the expected impact of IFRS 9 upon adoption:

•

The Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss). If the Company does not make this election, changes in fair value of the equity securities be will recognized in earnings (loss).

•

The Company will be required to evaluate its financial assets for impairment based on an expected credit loss model, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not included in IFRS 9. However, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value. The Company holds one equity investment at cost, with a carrying value of $3.8 million at December 31, 2016.

•	The reformed approach to hedge accounting is not expected to have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRS 15 on the consolidated financial statements. While the Company does not anticipate significant changes in the gross amounts of revenue recognized,  the timing of when revenue is recognized may differ under the new standard if the timing of transfer of control to customers is different from the current “risk and rewards” model, and/or if there are additional performance obligations identified under IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.  The Company has not yet determined the impact of adoption of this new standard, but plans to commence an assessment of the requirements in 2017.

IAS 12 Income Taxes

IAS 12 Income taxes provides guidance on the recognition of deferred tax assets. In January 2016 the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments does not have a material impact on the consolidated financial statements.

Note 3 – Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 – Acquisitions

(a)	STACK

On December 19, 2016, the Company acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma’s Anadarko Basin for a price of $100.0 million.  The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation. The package of lands provides an estimated royalty rate of 1.61%.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

(b)	Castle Mountain

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, USA, into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million.  Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

(c)	Antapaccay

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company pays an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

(d)	Antamina

On October 9, 2015, the Company acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, the Company purchases all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%. The Company pays 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement.

(e)	Weyburn Unit

On November 6, 2015, the Company purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

(f)	Cobre Panama

On November 2, 2015, the Company finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project. The project, which is located in Panama, is in the construction phase. The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. In 2016, the Company funded a total of $124.3 million towards the stream (2015 – $337.9 million), for a total of $462.2 million of its $1.0 billion commitment.  As at December 31, 2016, capitalized costs for the Cobre Panama project of $467.5 million are included in Streams in Note 8(a) – Royalty, stream and working interests.

The amount of precious metals to be delivered under the agreement is indexed to the copper in concentrate produced from the entire project. The Company will pay $406/oz for each ounce of gold and $6.09/oz for each ounce of silver (subject to an annual adjustment for inflation) delivered under the stream agreement until 1,341,000 ounces of gold and 21,510,000 ounces of silver have been delivered. Thereafter, the Company will pay the greater of $400/oz for gold and $6/oz for silver (subject to an adjustment for inflation) or one half of the then prevailing market price.

(g)	Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario for $3.5 million and extended a loan in the amount of $25.0 million to Noront Resources Ltd. (“Noront”). Both the royalty and the loan were initially recorded at their respective fair values stated above. The royalty has been

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

accounted for as an asset acquisition in accordance with the accounting policy for royalty interests. The loan, which bears annual interest at 7% and matures on April 28, 2020, is a financial asset recorded in Investments.

(h)	Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

(i)	Candelaria

On November 3, 2014, the Company acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) for an up-front deposit of $648.0 million to contribute to Lundin’s financing of the acquisition of Candelaria from Freeport-McMoRan Inc.

On July 29, 2015, the Company made an additional and final $7.5 million payment to Lundin due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

In addition, the Company may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver would be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year.

(j)	Karma Gold Stream

On August 11, 2014, the Company and Sandstorm Gold Inc. (“Sandstorm”) entered into a $120.0 million syndicated stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa.  The Company has a 75% interest in the stream and Sandstorm has a 25% interest.  Under the terms of the agreement, the parties committed to provide True Gold with $100.0 million in initial funding with an option to increase the funding by up to $20.0 million until February 11, 2016 which was subsequently extended to August 11, 2016. On January 8, 2016, True Gold exercised its option and drew down an additional $5.0 million.

(k)	Guadalupe Gold Stream

In October 2014, the Company agreed with Coeur Mining Inc. (“Coeur”) to terminate its gold stream on the Palmarejo project located in Mexico (the “Palmarejo Stream”) in exchange for a cash payment of $2.0 million. As part of the agreement to terminate the Palmarejo stream, the Company purchased a new 50% gold stream (the “Guadalupe Stream”), pursuant to which the Company funded a $22.0 million deposit which was used for development of the Guadalupe underground mine.  Under the Guadalupe stream, the Company will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the day of delivery for each ounce delivered. The Guadalupe Stream became effective in July 2016, following the completion of the 400,000 ounce minimum obligation under the Palmarejo Stream.

All of the above acquisitions have been classified as asset acquisitions.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 5 – Cash and Cash Equivalents

As at December 31, 2016 and 2015, cash and cash equivalents were primarily held in interest-bearing deposits.

	2016	2015
Cash deposits	$182.4	$137.9
Term deposits	70.6	11.3
	$253.0	$149.2

Note 6 – Investments

	2016	2015
Short-term investments
Term deposits	$—	$18.8
Total short-term investments	$—	$18.8

Non-current investments
Equity investments	$118.4	$68.3
Warrants	0.9	0.1
Loan Receivable	28.1	26.4
Total Investments	$147.4	$94.8

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015.  Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $3.8 million  (2015 - $3.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the year ended December 31, 2016 and 2015 were as follows:

	2016	2015
Mark-to market gain (loss) on equity investments	$58.2	$(27.5)
Deferred tax (expense) recovery in other comprehensive income (loss)	(5.3)	1.6
Unrealized gain (loss) on available-for-sale securities, net of tax	52.9	(25.9)
Reclassification for realized change in market value recognized in net income, net of tax	(10.6)	(1.1)
	$42.3	$(27.0)

The increase in the market value of the warrants as at December 31, 2016 compared to their values at December 31, 2015 was primarily due to the acquisition of new warrants of $0.4 million, acquired in connection with the investment in NewCastle Gold Ltd. (Note 4(b)) in 2016).

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 7 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	2016	2015
Gold bullion	$9.3	$21.0
Inventory	2.7	—
Prepaid gold	7.0	7.0
Prepaid expenses	17.5	13.6
Debt issue costs	0.6	—
	$37.1	$41.6

Note 8 – Royalty, Stream and Working Interests, Net

a)	Royalties, Streams and Working Interests

The following tables summarize the Company’s royalty, stream and working interests carrying values as at December 31, 2016 and 2015, respectively:

	2016
	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$963.0	$(475.0)	$—	$488.0
Streams	3,450.0	(880.4)	(67.4)	2,502.2
Oil and Gas	732.4	(283.5)	—	448.9
Advanced	222.9	(34.1)	—	188.8
Exploration	52.0	(11.5)	(0.1)	40.4
	$5,420.3	$(1,684.5)	$(67.5)	$3,668.3

	2015
	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$967.4	$(429.2)	$—	$538.2
Streams	2,806.5	(684.2)	—	2,122.3
Oil and Gas	612.3	(207.7)	(48.3)	356.3
Advanced	229.1	(17.3)	(11.4)	200.4
Exploration	52.5	(12.1)	(0.1)	40.3
	$4,667.8	$(1,350.5)	$(59.8)	$3,257.5
[1]	Accumulated depletion includes previously recognized impairment charges.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

	Mineral Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
Balance at January 1, 2015	$618.3	$1,251.5	$503.7	$222.3	$41.1	$2,636.9
Acquisitions	—	1,002.7	3.6	6.1	3.9	1,016.3
Disposals	—	—	—	—	(0.7)	(0.7)
Impairments	—	—	(48.3)	(11.4)	(0.1)	(59.8)
Depletion	(51.4)	(131.9)	(21.3)	(0.9)	(0.7)	(206.2)
Impact of foreign exchange	(28.7)	—	(81.4)	(15.7)	(3.2)	(129.0)
Balance at December 31, 2015	$538.2	$2,122.3	$356.3	$200.4	$40.3	$3,257.5

Acquisitions (Note 4)	—	642.8	101.3	1.7	—	745.8
Disposals	(16.2)	—	—	—	—	(16.2)
Transfers	6.2	—	—	(6.2)	—	—
Impairments	—	(67.4)	—	-	(0.1)	(67.5)
Depletion	(52.1)	(195.5)	(19.1)	(0.7)	(0.2)	(267.6)
Impact of foreign exchange	11.9	-	10.4	(6.4)	0.4	16.3
Balance at December 31, 2016	$488.0	$2,502.2	$448.9	$188.8	$40.4	$3,668.3

b)	Impairments of Royalties, Streams and Working Interests

Impairments in the carrying value of each CGU (generally individual royalty or stream interest or in the case of oil & gas, a group of interests in the same property and the associated oil & gas well equipment) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash-flows. As part of the Company’s regular asset impairment analysis, which included the presence of impairment indicators, the Company recorded impairment charges for the years ended December 31, 2016 and 2015, as summarized in the following table:

	2016	2015
Royalty, stream and working interests, net:
Cooke 4	$67.4	$—
Weyburn Unit	—	41.3
Midale Unit	—	7.0
Red Lake (Phoenix)	—	11.4
Exploration assets	0.1	0.1
Other non-current assets:
Oil well equipment	—	3.1
Total impairment losses	$67.5	$62.9

During 2016, the following were identified as indicators of impairment:

Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment.

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In the circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2016, the total amount written off was $0.1 million.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for Cooke 4 was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the processing of the Cooke 4 tailings. The estimates of future cash-flows were derived from a model developed by management based on expected performance using publicly released information from the operator. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with Cooke 4. The Company estimated the recoverable amount of its Cooke 4 interest to be $2.1 million.

The key assumptions in the impairment testing consisted of the timing of the estimated future cash flows,  forecasted gold prices, and the discount rate. The Company used a long-term gold price of $1,321 per ounce, and a discount rate of 8%. The Company also performed sensitivity analyses on these key assumptions that impact the impairment calculations, by applying a change of 10% on the gold price assumption, a change of 300 basis points for the discount rate assumption, and a 5-year change in the timing of expected future cash flows. These sensitivity analyses did not result in a significant change in the estimated recoverable amount and impairment charge.

During 2015, the following were identified as indicators of impairment:

Weyburn Unit

The Company’s interest in the Weyburn Unit comprises an 11.71% NRI, a 0.44% overriding royalty and a 2.56% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Midale Unit

The Company’s interest in the Midale Unit comprises a 1.14% gross override royalty interest and a 1.59% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Red Lake (Phoenix)

On January 11, 2016, the operator of the Phoenix Gold project, Rubicon Minerals Corporation, released an updated Mineral Resource Statement which reflected a 91% decrease in the Indicated resource category and an 86% decrease in the Inferred resource category over its 2013 Mineral Resource Statement. The Company holds a 2% net smelter return royalty (subject to a buy-back of 0.5%) on certain claims covering the Phoenix Gold project. Management assessed the decline in the Mineral Resource Statement as an indicator of impairment and, accordingly, performed an impairment assessment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for the Weyburn Unit CGU, Midale Unit CGU and Red Lake (Phoenix) royalty was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the production of oil or mining of gold, as appropriate. The estimates of future cash-flows were derived from a model for the Weyburn and Midale Units developed by management using cash-flows prepared by an independent reserve engineer and expected performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Company’s

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with gold royalty assets or working interests, respectively.

The key assumptions used in the impairment testing are summarized in the table below:

	2016	2017	2018	2019	2020+
Oil price (C$/boe)	$48.49	$57.16	$61.21	$66.16	$83.43
Weyburn & Midale discount rate	8%	8%	8%	8%	8%
Gold price (US$/oz)	$1,156	$1,174	$1,192	$1,216	$1,201
Red Lake (Phoenix) discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the oil and gold commodity prices and discount rates, which are the key assumptions that impact the impairment calculations. For the Weyburn and Midale Units, the Company assumed a 10% change for the oil equivalent price assumptions, taking the oil price from an average of C$63.29/boe to C$75.09/boe and C$91.77/boe, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate assumption, taking it from 8% to 5% and 11%, while holding all other assumptions constant. For the Red Lake (Phoenix) royalty, the Company assumed a 10% change for the gold price assumption, taking the gold price from an average of $1,188/ounce to $1,069/ounce and $1,307/ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate, taking it from 5% to 2% and 8%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation:

	2015
	Carrying	Impairment
	Value	Charge
Impairment recorded in statement of income	$318.3	$62.9

Impairment recorded if, in isolation:
10% decrease in commodity prices
Oil CGUs	$256.8	$107.8
Red Lake (Phoenix)	4.6	12
	$261.4	$119.8
10% increase in commodity prices
Oil CGUs	$358.1	$6.4
Red Lake (Phoenix)	5.9	10.8
	$364.0	$17.2
300 basis point decrease to the discount rate
Oil CGUs	$359.6	$4.9
Red Lake (Phoenix)	7.2	9.5
	$366.8	$14.4
300 basis point increase to the discount rate
Oil CGUs	$251.8	$112.7
Red Lake (Phoenix)	3.9	12.8
	$255.7	$125.5

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

c)	Disposals of Royalties, Streams and Working Interests

In October 2016, Kirkland Lake Gold (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% net smelter return royalty for an aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the effective date of the buyback). The carrying value of the NSR portion subject to the buyback was $16.2 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Note 9 – Other assets

Other assets comprise the following:

	2016	2015
Prepaid gold	$7.1	$14.1
Oil & gas well equipment, net	14.0	16.4
Furniture and fixtures, net	0.7	0.7
Debt issue costs	1.6	—
	$23.4	$31.2

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	2016	2015
Accounts payable	$9.6	$6.2
Accrued liabilities	11.4	11.8
	$21.0	$18.0

Note 11 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2016.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$253.0	$—	$—	$253.0
Receivables from provisional gold equivalent sales	—	9.8	—	9.8
Available-for-sale equity investments	114.6	—	—	114.6
Warrants	—	0.9	—	0.9
	$367.6	$10.7	$—	$378.3

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8	—	—	18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	—	0.1	—	0.1
	$232.5	$9.4	$—	$241.9

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

The valuation techniques that are used to measure fair value are as follows:

a)	Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)	Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)	Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

d)	Royalty, stream, and working interests and oil well equipment

The fair values of royalty, stream, and working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows and cash-flow and revenue multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 12 – Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars.  The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated interest-bearing deposits on a ratio of 78% to 6%, respectively, and 16% in other currencies, as at December 31, 2016.

During the year ended December 31, 2016, the U.S. dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment income of $21.3 million in other comprehensive income (2015 — loss of $163.4 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2016, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments.

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

	Effect on Net Income		Effect on Equity
	2016	2015	2016	2015
0.5% increase	$(1.0)	$(1.7)	$(1.0)	$(1.7)
0.5% decrease	1.0	1.7	1.0	1.7

b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2016, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

As at December 31, 2016, the Company held $253.0 million in either cash, cash equivalents or highly-liquid investments (2015 – $168.0 million).  All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 20(b).

d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016 compared to the prior year.  The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2016.

As at December 31, 2016, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $253.0 million (2015 – $168.0 million), long-term investments totaling $147.4 million (2015 – $94.8 million), of which $114.6 million (2015 – $64.5 million) are held in liquid securities. The Company also has $1.0 billion (2015 – $540.0 million) available under its unsecured revolving term credit facility. All of these sources of capital were available for growing the Company’s asset portfolio and paying dividends.

Note 13 – Revolving term credit facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). In 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020. Subsequent to December 31, 2016, the term was further extended to March 22, 2022.

On March 7, 2016 and March 21, 2016, the Company repaid $230.0 million on each date on the Credit Facility (2015 - $20.0 million).  As at December 31, 2016, no amount is withdrawn under the Credit Facility and the entire $1.0 billion facility remains available.

On October 6, 2015 and October 21, 2015, the Company drew $250.0 million and $230.0 million, respectively, under its Credit Facility to fund a portion of the Antamina and Cobre Panama transactions (See Note 4(a) and 4(b) — Acquisitions and Transactions). The funds were drawn as 30-day Libor loans with the associated interest rate based on 30-day Libor rates plus 1.20%.  On December 7, 2015, the Company repaid $20.0 million under its Credit Facility and as at December 31, 2015, the Company had $460.0 million outstanding under its Credit Facility. At December 31, 2015, the Credit Facility was presented net of unamortized debt issue costs in the amount of $2.7 million.

Interest associated with the drawdowns totaled $1.5 million for 2015 with $0.8 million being expensed and $0.7 million being capitalized to the Cobre Panama stream interest.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Canadian dollars

•	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or
•	Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. As at December 31, 2016, a balance of $2.2 million related to debt issue costs is remaining to be amortised over the remaining term of the Credit Facility (2015 – $2.7 million). As at December 31, 2016, there was no balance (2015 – $460.0 million) outstanding under the Credit Facility.

For the year ended December 31, 2016, the Company recognized debt issuance cost amortization expense of $0.6 million (2015 – $0.6 million) and $2.2 million (2015 – $1.5 million) of standby and administrative fees in the consolidated statement of income and comprehensive income (loss). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets, and other non-current assets.

Note 14 – Revenue

Revenue is comprised of the following:

	2016	2015
Mineral royalties	$169.3	$149.4
Mineral streams	401.6	257.5
Sale of prepaid gold	9.2	8.7
Oil & gas interests	30.1	28.0
Total	$610.2	$443.6

Note 15 – Costs of sales

Costs of sales are comprised of the following:

	2016	2015
Per ounce stream purchase cost	$95.6	$80.1
Cost of prepaid ounces	6.5	6.6
Oil & gas operating costs	3.2	3.8
Mineral production taxes	0.5	2.6
Total	$105.8	$93.1

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 16 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. In 2016, the executive management team was comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Senior Vice President, Business Development, and the Chief Legal Officer. In 2015, the executive management team also included the Chief Operating Officer, whom retired in April 2016. Compensation for key management personnel of the Company was as follows:

	2016	2015
Short-term benefits(1)	$4.5	$2.6
Share-based payments(2)	5.1	4.1
Total	$9.6	$6.7

[1]	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
[2]	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 17 - Income taxes

Income tax expense for the years ended December 31, 2016 and 2015 was as follows:

	For the year ended
	December 31,
	2016	2015
Current income tax expense
Expense for the year	$35.5	$25.4
Adjustment in respect of prior years	5.4	0.7
Current income tax expense	40.9	26.1
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	15.3	(3.8)
Impact of changes in tax rate	(0.8)	1.3
Change in (reversal of) unrecognized deductible temporary differences	(4.4)	0.9
Adjustments in respect of prior years	(4.3)	(1.4)
Other	(1.0)	0.8
Deferred income tax expense	4.8	(2.2)
Total	$45.7	$23.9

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2016 and 2015, is as follows:

	2016	2015
Net income before income taxes	$167.9	$48.5
Statutory tax rate	26.6%	26.1%
Tax expense at statutory rate	44.7	12.7
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	(4.4)	0.9
Income/expenses not (taxed) deductible	(1.9)	5.2
Differences in foreign statutory tax rates	4.8	(2.8)
Differences due to changing future tax rates	(0.8)	1.3
Foreign withholding tax	1.8	1.4
Temporary differences subject to initial recognition exemption	0.5	5.5
Other	1.0	(0.3)
Net income tax expense	$45.7	$23.9

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Income tax (expense) recovery recognized in other comprehensive income (loss) is as follows:

	2016			2015
			After			After
	Before	Tax	Tax	Before	Tax	Tax
	Tax Gain	Expense	Gain	Tax Loss	Recovery	Loss
Change in market value of available-for-sale investments	$46.0	$(3.7)	$42.3	$(27.5)	$1.6	$(25.9)
Cumulative translation adjustment	21.3	—	21.3	(163.4)	—	(163.4)
Other comprehensive loss	$67.3	$(3.7)	$63.6	$(190.9)	$1.6	$(189.3)
Deferred tax	$—	$(3.7)	$—	$—	$1.6	$—

The significant components of deferred income tax assets and liabilities as at December 31, 2016 and 2015, respectively, are as follows:

	2016	2015
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$10.7	$3.7
Non-capital loss carry-forwards	11.2	12.2
Investments	—	0.3
Other	(0.6)	(0.1)
	$21.3	$16.1

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(9.7)	$(2.6)
Royalty, stream and working interests	54.2	40.5
Non-capital loss carry-forwards	(4.4)	(3.2)
Investments	(0.1)	(0.4)
Other	(2.5)	(1.1)
	$37.5	$33.2
Deferred income tax liabilities, net	$16.2	$17.1

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016	2015
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.1	$1.8
Deferred income tax asset to be recovered after more than 12 months	21.2	14.3
	$21.3	$16.1
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	1.2	(1.2)
Deferred income tax liability to be settled after more than 12 months	36.3	34.4
	$37.5	$33.2
Deferred income tax liabilities, net	$16.2	$17.1

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Movement in net deferred taxes:

	2016	2015
Balance, beginning of year	$17.1	$26.4
Recognized in profit/loss	4.8	(2.2)
Recognized in other comprehensive income (loss)	3.7	(1.6)
Recognized in equity	(10.0)	(0.2)
Other	0.6	(5.3)
Deferred income tax liabilities, net	$16.2	$17.1

The following table summarizes the Company’s non-capital losses at December 31, 2016 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$62.0	2027-2036

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2016 is $324.8 million (December 31, 2015 – $335.3 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2016 is $3.7 million (December 31, 2015 - $52.7million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders’ equity

a)	Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 178,482,139 common shares) having no par value and preferred shares issuable in series (issued -  nil).

During the year ended December 31, 2016, the Company issued  545,576  common shares (2015 – 777,440) upon the exercise of stock options and warrants for proceeds of $16.3  million (2015 - $6.3 million), and 66,032 upon vesting of restricted share units (2015 – 46,589). In addition, 588,182 common shares (2015 – 750,111) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2016.

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.  The Company recorded a deferred tax asset of $10.4 million relating to the share issue costs.

b)	Dividends

The Company declared dividends in the amount of $156.8 million (2015 - $129.0 million), or $0.87 per share (2015 - $0.83 per share), in the year ended December 31, 2016. The Company paid cash dividends in the amount $118.1 million (2015 - $94.1 million) and issued common shares pursuant to its DRIP valued at $38.7 million (2015 - $34.9 million), in the year ended December 31, 2016.

c)	Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2016, the Company granted 263,568 stock options (2015 — 213,852) to directors and employees at a weighted average exercise price of C$75.45 (2015 — C$63.61). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options granted during 2016 has been determined to be $4.3 million (2015 - $2.6 million).

The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions,  and resulted in a weighted average fair value of C$21.78 per stock option (2015 — C$16.82 per stock option):

	2016	2015
Risk-free interest rate	0.66%	0.84%
Expected dividend yield	1.54%	1.78%
Expected price volatility of the Company’s common shares	37.7%	35.1%
Expected life of the option	5 years	5 years
Forfeiture rate	0%	0%

During the year ended December 31, 2016,  an expense of $2.3 million (2015 - $2.3 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.3 million was capitalized to royalty, stream and working interest, net (2015 - $0.5 million).  As at December 31, 2016, there is $5.3 million (2015 - $3.6 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2015 — 1.4 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2016			2015
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, beginning of year	1,592,480	C$	46.67	2,156,068	C$	31.81
Granted	263,568	C$	75.45	213,852	C$	63.61
Exercised	(545,087)	C$	39.25	(777,440)	C$	18.32
Forfeited	(6,633)	C$	58.35	—		—
Stock options outstanding, end of the year	1,304,328	C$	50.64	1,592,480	C$	46.67

Exercisable stock options, end of the year	825,875	C$	39.72	1,195,625	C$	37.55

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Options to purchase common shares outstanding at December 31, 2016, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$15.20	106,450	106,450	0.97
C$15.41	10,000	10,000	1.89
C$18.91	75,000	75,000	1.64
C$27.62	50,000	50,000	3.00
C$31.39	60,000	60,000	3.39
C$31.45	40,000	40,000	3.71
C$33.12	1,500	1,500	3.9
C$33.20	1,000	1,000	3.98
C$40.87	102,681	102,681	6.95
C$42.43	4,500	4,500	5.25
C$42.67	8,000	8,000	4.92
C$45.85	18,500	18,500	6.88
C$46.17	100,000	100,000	6.64
C$55.38	62,750	62,750	5.95
C$59.52	189,591	115,232	7.95
C$58.67	65,000	21,667	8.40
C$65.76	145,788	48,595	8.95
C$75.45	263,568	—	9.95
	1,304,328	825,875	6.67

d)Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2016 and 2015 are as follows:

	2016	2015
Warrants outstanding, beginning of the year	6,510,769	6,510,769
Exercised	(489)	-
Warrants outstanding, end of the year	6,510,280	6,510,769

The warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”).

e)Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2016,  19,209 DSUs and Dividend Equivalent DSUs were granted to directors under the DSU Plan (2015 — 11,863) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2016, was $3.8 million (2015 - $2.0 million). The mark-to-market adjustment recorded for the year ended December 31, 2016, in respect of the DSU Plan, was $0.2 million (2015 - $0.2 million).

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

f)Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2016,  25,611 performance-based RSUs (2015 — 31,971)  and 25,164 time-based RSUs (2015 — 31,467) were awarded to management of the Company. The fair value of the RSUs, which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance granted, was determined to be  $2.9 million in 2016 (2015 - $3.0 million). Included in the Company’s stock-based compensation expense is an amount of $2.7 million (2015 – $2.2 million) relating to RSUs. In addition, $0.3 million related to the RSUs was capitalised to royalty, stream and working interest, net (2015 – $0.5 million). As at December 31, 2016, there is $4.1 million (2015 – $4.3 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2015 — 1.5 years).

g)Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2016 and 2015, respectively, were exercised:

	2016	2015
Common shares outstanding	178,482,139	158,054,349
Stock options	1,304,328	1,592,480
Warrants	6,510,280	6,510,769
Special Warrant(1)	2,000,000	2,000,000
Restricted Share Units	138,614	158,712
	188,435,361	168,316,310

1.

In connection with a transaction with Taseko Mines Limited, one special warrant was granted to Taseko which is exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one common share of the Company at a price of C$75.00 before June 16, 2017. New Prosperity’s most recent permit application was denied.

Note 19 – Earnings per share (“EPS”)

			2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$122.2	175.2	$0.70
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$122.2	176.4	$0.69

For the year ended December 31, 2016, no stock options (2015 – 148,852) and no warrants (2015 - 6,510,769) were excluded in the computation of diluted EPS.  Restricted share units totaling 84,094  (2015 – 96,856) were excluded from the computation of diluted EPS for the year ended December 31, 2016 due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2016.

			2015
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$24.6	156.9	$0.16
Effect of dilutive securities	—	—	—
Diluted EPS	$24.6	156.9	$0.16

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 20 – Commitments

(a)Ore purchase commitments

The following table summarizes the Company’s commitments to pay for gold, silver and platinum group metals (“PGM”) pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of		Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement [3]		Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years		7-Oct-15
Antapaccay	-%[6]	-%[7]	0%	20%[8]	20%[9]	n/a	40 years		10-Feb-16
Candelaria	68%[10]	68.0%[10]	0%	$400	$4.00	n/a	40 years		6-Oct-14
Cobre Panama	-%[11]	-%[12]	0%	$406	$6.09	n/a	45 years		2-Nov-15
Karma	4.875%[13]	0%	0%	20%[14]	n/a	n/a	40 years		11-Aug-14
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years		2-Oct-14
Sabodala	6%[15]	0%	0%	20%[16]	n/a	n/a	40 years		12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years	[17]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years		5-Nov-09
Sudbury [18]	50%	0%	50%	$400	n/a	$400	40 years		15-Jul-08
[1]	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe and Sabodala.
[2]	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.
[3]	Subject to successive extensions.
[4]	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
[5]	Purchase price is 5% of the average silver price at the time of delivery.
[6]

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold have been delivered. Thereafter, percentage is 30% of gold shipped.

[7]

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver have been delivered. Thereafter, percentage is 30% of silver shipped.

[8]	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.
[9]	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.
[10]	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
[11]

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

[12]

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

[13]	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
[14]	Purchase price is 20% of the average gold price at the time of delivery.
[15]	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
[16]	Purchase price is 20% of prevailing market price at the time of delivery.
[17]	Agreement is capped at 312,500 ounces of gold.
[18]	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

(b)Cobre Panama Precious Metal Stream

The Company is committed to fund the Cobre Panama precious metals stream as described in Note 4(f).

Note 21 – Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty, stream and working interest acquisitions and management activities directly relating to royalty, stream and working interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2016, three interests generated revenue totaling  $92.5 million, $88.5 million, and $75.0 million respectively, (2015 – two interests generated revenue totaling $101.6 million and $59.6 million), comprised 15.2%, 14.5% and 12.3%, respectively, (2015 – 22.9% and 13.4%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:

	2016	2015
United States	92.4	78.1
Canada	116.9	97.0
Latin America:
Peru	167.5	14.4
Chile	88.4	101.6
Other	47.8	63.7
Rest of World	97.2	88.8
	610.2	443.6

Geographic royalty, stream and working interests are presented by the location of the mining operations giving rise to the royalty, stream or working interest.

	2016	2015
United States	502.0	435.6
Canada	610.5	661.5
Latin America:
Peru	1,021.7	604.1
Chile	586.1	624.9
Panama	468.9	343.6
Other	64.3	75.0
Rest of World	414.8	512.8
	3,668.3	3,257.5

Investments of $147.4 million (2015 - $94.8 million) are held in Canada. Oil & gas well equipment, included in other non-current assets, of $14.0 million (2015 - $16.3 million) is located in Canada.

FRANCO-NEVADA CORPORATION

NOTES TO THE consolidated FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 22 – Subsequent events

Acquisition of U.S. Oil & Gas Royalties – Midland Basin

In March 2017, Franco-Nevada agreed to purchase a portfolio of royalties in the Midland Basin of West Texas, for a price of $110.0 million. The Midland Basin forms the eastern half of the broader Permian basin. The royalties include mineral title which provide a perpetual interest in royalty lands. The transaction is expected to close in the second quarter of 2017.

Revolving term credit facilities

On March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time surrounding each anniversary date, up to two additional one-year extensions of the maturity term. These requests are subject to approval from the lenders.

Advances under the FNBC Credit Facility can be drawn as follows:

•	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

Further, on March 22, 2017, the Company extended the term of its existing $1 billion Credit Facility to five years, to March 22, 2022 (Note 13).